Exhibit 99.1
QIAGEN N.V. and Subsidiaries
U.S. GAAP Quarterly Report for the Period Ended June 30, 2025
Table of Contents

Condensed Consolidated Financial Statements
2	Condensed Consolidated Balance Sheets as of June 30, 2025 (unaudited) and December 31, 2024
4	Condensed Consolidated Statements of Income (Loss) (unaudited) for the three and six months ended June 30, 2025 and 2024
5	Condensed Consolidated Statements of Comprehensive Income (Loss) (unaudited) for the three and six months ended June 30, 2025 and 2024
6	Condensed Consolidated Statements of Changes in Equity (unaudited) for the three and six months ended June 30, 2025 and 2024
8	Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2025 and 2024
10	Notes to the Condensed Consolidated Financial Statements (unaudited)

34	Operating and Financial Review and Prospects
42	Quantitative and Qualitative Disclosures About Market Risk
43	Recent Authoritative Pronouncements
43	Application of Critical Accounting Estimates
43	Off-Balance Sheet Arrangements
44	Legal Proceedings
44	Risk Factors

Condensed Consolidated Financial Statements
QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands)	Notes	June 30, 2025	December 31, 2024

		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$733,815	$663,555
Short-term investments		220,000	489,437
Accounts receivable, net of allowance for credit losses of $22,365 and $18,226, respectively		385,758	349,278
Inventories, net	(5)	292,550	279,256
Prepaid expenses and other current assets	(9)	186,866	178,327
Total current assets		1,818,989	1,959,853
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $603,589 and $516,324, respectively		874,949	753,611
Goodwill	(6)	2,551,990	2,425,418
Intangible assets, net of accumulated amortization of $765,634 and $693,062, respectively	(6)	314,242	303,815
Other long-term assets	(7, 9)	263,588	246,925
Total long-term assets		4,004,769	3,729,769
Total assets		$5,823,758	$5,689,622

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands, except par value)	Notes	June 30, 2025	December 31, 2024

		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(8)	$559,187	$551,883(1)
Accrued and other current liabilities	(4, 9, 10, 16)	486,788	406,876
Accounts payable		82,339	83,272
Total current liabilities		1,128,314	1,042,031(1)
Long-term liabilities:
Long-term debt, net of current portion	(8)	884,849	839,665(1)
Other long-term liabilities	(9)	305,105	240,587
Total long-term liabilities		1,189,954	1,080,252(1)
Commitments and contingencies	(15)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—217,685 and 223,904 shares, respectively	(13)	2,529	2,601
Additional paid-in capital	(13)	1,409,013	1,666,070
Retained earnings		2,517,965	2,448,122
Accumulated other comprehensive loss	(13)	(387,664)	(474,539)
Less treasury shares, at cost—851 and 1,614 shares, respectively		(36,353)	(74,915)
Total equity		3,505,490	3,567,339
Total liabilities and equity		$5,823,758	$5,689,622
(1) The December 31, 2024 balances for the 'current portion of long-term debt' and 'long-term debt, net of current portion' have been revised to correct the classification of certain amounts. See Note 2.
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Income (Loss) (Unaudited)
		Three Months Ended		Six Months Ended
		June 30,		June 30,
(in thousands, except per share data)	Notes	2025	2024	2025	2024

Net sales	(4)	$533,540	$496,347	$1,016,996	$955,143
Cost of sales:
Cost of sales	(16)	185,951	446,371	347,245	598,105
Acquisition-related intangible amortization		13,303	15,212	26,784	31,285
Total cost of sales		199,254	461,583	374,029	629,390
Gross profit		334,286	34,764	642,967	325,753
Operating expenses:
Sales and marketing		118,097	114,686	224,431	225,807
Research and development		47,750	49,103	91,533	100,436
General and administrative		30,648	28,618	62,256	56,186
Acquisition-related intangible amortization		1,817	2,714	3,610	5,436
Restructuring, acquisition, integration and other, net	(16)	14,072	68,080	23,888	71,378
Total operating expenses		212,384	263,201	405,718	459,243
Income (loss) from operations		121,902	(228,437)	237,249	(133,490)
Other income (expense):
Interest income		13,859	16,912	29,249	34,670
Interest expense		(7,605)	(10,922)	(14,899)	(21,214)
Other expense, net		(1,335)	(1,004)	(5,229)	(1,127)
Total other income, net		4,919	4,986	9,121	12,329
Income before income tax expense (benefit)		126,821	(223,451)	246,370	(121,161)
Income tax expense (benefit)	(11)	30,571	(39,991)	59,362	(18,374)
Net income (loss)		$96,250	($183,460)	$187,008	($102,787)
Basic earnings (loss) per common share	(14)	$0.44	($0.83)	$0.86	($0.46)
Diluted earnings (loss) per common share	(14)	$0.44	($0.83)	$0.85	($0.46)

Weighted-average common shares outstanding:
Basic	(14)	216,702	221,989	217,539	222,912
Diluted	(14)	218,183	221,989	219,186	222,912
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
		Three Months Ended
		June 30,
(in thousands)	Notes	2025	2024

Net income (loss)		$96,250	($183,460)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Losses on cash flow hedges, net of $11,478 tax benefit and $11 tax benefit, respectively	(9)	(33,012)	(33)
Reclassification adjustments on cash flow hedges, net of $11,543 tax expense and $91 tax expense, respectively	(9)	33,197	261
Cash flow hedges, net of tax		185	228
Net investment hedge	(9)	(35,149)	949
Foreign currency translation adjustments, net of $0 tax and $0 tax, respectively		88,946	(8,568)
Other comprehensive income (loss)		53,982	(7,391)
Comprehensive income (loss)		$150,232	($190,851)

		Six Months Ended
		June 30,
(in thousands)	Notes	2025	2024

Net income (loss)		$187,008	($102,787)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
(Losses) gains on cash flow hedges, net of $15,541 tax benefit and $12,201 tax expense, respectively	(9)	(44,696)	35,089
Reclassification adjustments on cash flow hedges, net of $15,755 tax expense and $13,087 tax benefit, respectively	(9)	45,311	(37,636)
Cash flow hedges, net of tax		615	(2,547)
Net investment hedge	(9)	(51,531)	12,407
Foreign currency translation adjustments, net of $0 tax and $0 tax, respectively		137,791	(7,576)
Other comprehensive income		86,875	2,284
Comprehensive income (loss)		$273,883	($100,503)
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at March 31, 2025		217,685	$2,529	$1,398,256	$2,498,974	($441,646)	(1,129)	($50,236)	$3,407,877
Net income		—	—	—	96,250	—	—	—	96,250
Unrealized loss, net on hedging contracts	(9)	—	—	—	—	(68,161)	—	—	(68,161)
Realized loss, net on hedging contracts	(9)	—	—	—	—	33,197	—	—	33,197
Translation adjustment, net	(13)	—	—	—	—	88,946	—	—	88,946
Cash dividends declared, $0.25 per share	(13)	—	—	—	(54,243)	—	—	—	(54,243)
Issuance of common shares in connection with stock plan		—	—	—	(23,016)	—	482	23,016	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(204)	(9,133)	(9,133)
Share-based compensation	(12)	—	—	10,757	—	—	—	—	10,757
Balance at June 30, 2025		217,685	$2,529	$1,409,013	$2,517,965	($387,664)	(851)	($36,353)	$3,505,490

Balance at March 31, 2024		223,904	$2,601	$1,636,154	$2,486,139	($424,155)	(2,057)	($101,109)	$3,599,630
Capital repayment	(13)	—	—	(77)	—	—	—	—	(77)
Net loss		—	—	—	(183,460)	—	—	—	(183,460)
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	916	—	—	916
Realized loss, net on hedging contracts	(9)	—	—	—	—	261	—	—	261
Translation adjustment, net	(13)	—	—	—	—	(8,568)	—	—	(8,568)
Issuance of common shares in connection with stock plan		—	—	—	(37,216)	—	718	37,216	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(321)	(13,551)	(13,551)
Share-based compensation	(12)	—	—	10,112	—	—	—	—	10,112
Balance at June 30, 2024		223,904	$2,601	$1,646,189	$2,265,463	($431,546)	(1,660)	($77,444)	$3,405,263
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at December 31, 2024		223,904	$2,601	$1,666,070	$2,448,122	($474,539)	(1,614)	($74,915)	$3,567,339
Capital repayment	(13)	(6,219)	(72)	(280,153)	—	—	45	—	(280,225)
Net income		—	—	—	187,008	—	—	—	187,008
Unrealized loss, net on hedging contracts	(9)	—	—	—	—	(96,227)	—	—	(96,227)
Realized loss, net on hedging contracts	(9)	—	—	—	—	45,311	—	—	45,311
Translation adjustment, net	(13)	—	—	—	—	137,791	—	—	137,791
Cash dividends declared, $0.25 per share	(13)	—	—	—	(54,243)	—	—	—	(54,243)
Issuance of common shares in connection with stock plan		—	—	—	(62,922)	—	1,318	62,922	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(600)	(24,360)	(24,360)
Share-based compensation	(12)	—	—	23,096	—	—	—	—	23,096
Balance at June 30, 2025		217,685	$2,529	$1,409,013	$2,517,965	($387,664)	(851)	($36,353)	$3,505,490

Balance at December 31, 2023		230,829	$2,702	$1,915,115	$2,456,800	($433,830)	(2,627)	($133,023)	$3,807,764
Capital repayment	(13)	(6,925)	(101)	(292,869)	—	—	79	—	(292,970)
Net loss		—	—	—	(102,787)	—	—	—	(102,787)
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	47,496	—	—	47,496
Realized gain, net on hedging contracts	(9)	—	—	—	—	(37,636)	—	—	(37,636)
Translation adjustment, net	(13)	—	—	—	—	(7,576)	—	—	(7,576)
Issuance of common shares in connection with stock plan		—	—	—	(88,550)	—	1,659	88,550	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(771)	(32,971)	(32,971)
Share-based compensation	(12)	—	—	23,943	—	—	—	—	23,943
Balance at June 30, 2024		223,904	$2,601	$1,646,189	$2,265,463	($431,546)	(1,660)	($77,444)	$3,405,263
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Six Months Ended
		June 30,
(in thousands)	Notes	2025	2024

Cash flows from operating activities:
Net income (loss)		$187,008	($102,787)
Adjustments to reconcile net income (loss) to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		93,386	107,723
Non-cash impairments	(7, 16)	2,537	194,011
Amortization of debt discount and issuance costs	(8)	1,124	10,172
Share-based compensation expense	(12)	23,096	23,943
Deferred tax expense (benefit)		3,175	(24,643)
Loss on marketable securities	(7)	968	497
Other items, net including fair value changes in derivatives		8,615	3,462
Net changes in operating assets and liabilities:
Accounts receivable		(22,309)	12,545
Inventories		5,492	54,988
Prepaid expenses and other current assets		(3,062)	(9,955)
Other long-term assets		(55)	(961)
Accounts payable		6,389	2,712
Accrued and other current liabilities		(49,283)	31,796
Income taxes		41,811	(6,694)
Other long-term liabilities		2,283	2,886
Net cash provided by operating activities		301,175	299,695

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Six Months Ended
		June 30,
(in thousands)	Notes	2025	2024

Cash flows from investing activities:
Purchases of property, plant and equipment		(84,092)	(74,774)
Purchases of intangible assets	(6)	(1,008)	(2,496)
Purchases of short-term investments		(134,720)	(257,148)
Proceeds from redemptions of short-term investments		402,057	287,852
Cash paid for acquisitions, net of cash acquired	(3)	(66,595)	—
Cash (paid) received for collateral asset	(9)	(36,046)	36,692
Purchases of investments, net	(7)	(1,512)	(1,532)
Net cash provided by (used in) investing activities		78,084	(11,406)
Cash flows from financing activities:
Capital repayment	(13)	(280,086)	(292,099)
Repayment of long-term debt	(8)	—	(101,536)
Tax withholding related to vesting of stock awards	(12)	(15,227)	(27,014)
Cash (paid) received for collateral liability	(9)	(9,940)	2,050
Cash paid for contingent consideration	(9)	(9,219)	—
Other financing activities	(13)	(226)	(871)
Net cash used in financing activities		(314,698)	(419,470)
Effect of exchange rate changes on cash and cash equivalents		5,699	(3,259)
Net increase (decrease) in cash and cash equivalents		70,260	(134,440)
Cash and cash equivalents, beginning of period		663,555	668,084
Cash and cash equivalents, end of period		$733,815	$533,644
The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements (unaudited)
June 30, 2025
1.Corporate Information
QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. We serve over 500,000 customers globally in Life Sciences (academia, pharma R&D and industrial applications, primarily forensics) and Molecular Diagnostics for clinical healthcare. As of June 30, 2025, we employed approximately 5,700 people in over 35 locations worldwide.
2.Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in either common stock or in-substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for at our initial cost, minus any impairment, plus or minus changes from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
In May 2025, we acquired GNX Data Systems Ltd. (doing business as Genoox). Genoox, a privately held company founded in 2014 and headquartered in Tel Aviv-Yafo, Israel, provides AI-powered software that enables clinical labs to scale and accelerate the processing of complex genetic tests. The acquisition is not significant to the overall condensed consolidated financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Actual results could differ from those estimates.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one operating segment.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2024.
Revision of Previously Issued Financial Statements
During the second quarter of 2025, we corrected the classification of $498.4 million of debt previously reported as long-term as of December 31, 2024 that should have been classified as current under U.S. GAAP due to the December 17, 2025 bondholder put date with respect to the $500.0 million aggregate principal amount of 0.000% Senior Unsecured Convertible Notes due 2027. Based on an analysis of quantitative and qualitative factors in accordance with SEC Staff Accounting Bulletin No. 99 “Materiality”, we concluded that the correction is not material to the previously issued financial statements as of or for the year ended December 31, 2024. This reclassification had no impact on the Consolidated Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows or Statement of Shareholders' Equity for any period.
Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of and for the year ended December 31, 2024.
Adoption of New Accounting Standards in 2025
As of June 30, 2025, there has been no adoption of new accounting standards in 2025.
New Accounting Standards Not Yet Adopted
As of June 30, 2025, the following recently issued but not yet adopted accounting pronouncements are expected to impact our consolidated financial statements:
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024, and early adoption is permitted. We will adopt the new disclosures prospectively beginning with the annual reporting for the year ended December 31, 2025.
ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses improves financial reporting and responds to investor input by requiring public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

3.Acquisition
We undertake acquisitions to complement our own internal product development activities. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2025 Business Combination
On May 23, 2025, we acquired 100% of the shares of GNX Data Systems Ltd. (doing business as Genoox), a privately held company based in Tel Aviv, Israel. Genoox provides a cloud-based AI platform that connects clinicians, genetic counselors, and healthcare organizations, allowing them to extract actionable insights from genomic data. The cash consideration paid, net of cash acquired was $66.6 million. The acquisition included contingent consideration totaling $10.0 million, which is recorded as part of the purchase price based on the acquisition date fair value of $4.6 million using a probability-weighted analysis of the future milestones applying discount rates between 11.7% and 12.1%. Potential contingent payments are due through 2026.
The acquisition is not significant to the overall condensed consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our condensed consolidated results of operations include the operating results from the acquired company from the acquisition date. As of June 30, 2025, the allocation of the purchase price was preliminary as we continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes. As of June 30, 2025 and based on preliminary values, the intangible assets other than goodwill and goodwill acquired, totaled $33.5 million and $47.8 million, respectively. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

4.Revenue
Contract Estimates
The majority of our revenue is derived from (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected, as a practical expedient, not to disclose the value of remaining performance obligations associated with these types of contracts.
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of June 30, 2025, we had $102.9 million of remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.
Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the condensed consolidated balance sheet.

Contract assets as of June 30, 2025 and December 31, 2024 totaled $11.0 million and $14.5 million, respectively, and are included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of June 30, 2025 and December 31, 2024, contract liabilities totaled $96.6 million and $88.8 million, respectively, of which $80.7 million and $70.8 million, respectively, are included in accrued and other current liabilities and $15.9 million and $18.0 million, respectively, are included in other long-term liabilities. During the three and six months ended June 30, 2025, we satisfied the associated performance obligations and recognized revenue of $13.6 million and $45.7 million, respectively, related to advance customer payments previously received. During the three and six months ended June 30, 2024, we satisfied the associated performance obligations and recognized revenue of $23.0 million and $49.3 million, respectively, related to advance customer payments previously received.
Disaggregation of Revenue
We disaggregate our revenue based on product type and product category as shown in the tables below for the three- and six-month periods ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024

Consumables and related revenues	$476,334	$442,421	$911,398	$851,695
Instruments	57,206	53,926	105,598	103,448
Total net sales	$533,540	$496,347	$1,016,996	$955,143

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024

Sample technologies	$166,442	$163,726	$316,300	$318,360
Diagnostic solutions	206,424	184,681	392,971	355,067
PCR / Nucleic acid amplification	79,785	76,071	155,914	143,669
Genomics / NGS	58,982	58,258	112,184	113,129
Other	21,907	13,611	39,627	24,918
Total net sales	$533,540	$496,347	$1,016,996	$955,143
Refer to Note 17 "Segment Information" for disclosure of revenue by geographic region.

5.Inventories
The components of inventories consist of the following as of June 30, 2025 and December 31, 2024:

(in thousands)	June 30, 2025	December 31, 2024

Raw materials	$53,889	$52,770
Work in process	74,788	72,675
Finished goods	163,873	153,811
Total inventories, net	$292,550	$279,256
6.Intangible Assets
The following table sets forth the intangible assets by major asset class as of June 30, 2025 and December 31, 2024:

	June 30, 2025		December 31, 2024
(in thousands)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
Patent and license rights	$183,600	($141,324)	$169,436	($125,465)
Developed technology	683,159	(456,910)	646,554	(414,699)
Customer base, non-compete agreements and trademarks	213,117	(167,400)	180,887	(152,898)
Total amortized intangible assets	$1,079,876	($765,634)	$996,877	($693,062)
Unamortized intangible assets:
Goodwill	$2,551,990		$2,425,418
Total unamortized intangible assets	$2,551,990		$2,425,418
The changes in intangible assets in 2025 are summarized as follows:

(in thousands)	Goodwill	Intangibles

Balance at December 31, 2024	$2,425,418	$303,815
Business combinations	47,763	33,500
Additions	—	1,039
Amortization	—	(35,374)
Foreign currency translation adjustments	78,809	11,262
Balance at June 30, 2025	$2,551,990	$314,242
The changes in the carrying amounts of goodwill and intangibles for the six months ended June 30, 2025 include the results from the acquisition of GNX Data Systems Ltd. (doing business as Genoox) in May 2025 discussed in Note 3 "Acquisition," and foreign currency translation adjustments driven primarily by changes in the euro and Swiss franc.
Cash paid for purchases of intangible assets in the accompanying condensed consolidated statement of cash flows during the six months ended June 30, 2025 totaled $1.0 million.
For the three- and six-month period ended June 30, 2025, amortization expense on intangible assets decreased to $17.7 million and $35.4 million, respectively, as compared to $22.3 million and $45.7 million, respectively, in the same period of 2024.
Amortization of intangibles for each of the next five years is expected to be approximately:

Year ending December 31, (in millions)	Annual amortization

2026	$65.7
2027	$60.2
2028	$52.7
2029	$22.2
2030	$13.3
7.Investments
The following discusses our non-marketable investments and the realized and unrealized gains and losses on these investments.
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
As of June 30, 2025 and December 31, 2024, we had total non-marketable investments that were accounted for as equity method investments of $18.8 million and $18.2 million, respectively, included in other long-term assets in the accompanying condensed consolidated balance sheets. During the six-month period ended June 30, 2025, we recorded an impairment of $2.5 million in other expense, net in the accompanying condensed consolidated statement of income following adverse changes in the investee's business which indicated that the carrying value was no longer recoverable.
Some of our equity method investments are variable interest entities. We are not considered the primary beneficiary of these investments as we do not hold the power to direct the activities that most significantly impact the economic performance of these entities, and therefore, these investments are not consolidated. As of June 30, 2025, these investments had a total net carrying value of $12.5 million, of which $12.7 million, representing our maximum exposure to loss, is included in other long-term assets and $0.2 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying condensed consolidated balance sheet. As of December 31, 2024, these investments totaled a net $11.6 million, of which $11.8 million is included in other long-term assets and $0.2 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet.
One of our investments, TVM Life Science Ventures III (TVM), is a limited partnership, and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty. During 2025 and 2024, we made additional cash payments of $1.1 million and $2.7 million, respectively, to TVM. As of June 30, 2025, we have $3.0 million of unfunded commitments through 2029. We do not have the right to redeem these funds under the normal course of operations of this partnership.
Non-Marketable Investments Not Accounted for Under the Equity Method
At June 30, 2025 and December 31, 2024, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $5.2 million and $4.3 million, respectively, which are included in other long-term assets in the accompanying condensed consolidated balance sheets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the condensed consolidated statements of income during the period the change is identified.
The changes in non-marketable investments not accounted for under the equity method during the six months ended June 30, 2025 and 2024 are as follows:

(in thousands)	2025	2024

Balance at beginning of year	$4,283	$4,435
Cash investments in equity securities, net	385	169
Impairments	—	(250)
Foreign currency translation adjustments	524	(120)
Balance at end of period	$5,192	$4,234
8.Debt
At June 30, 2025 and December 31, 2024, total long-term debt, net of debt issuance costs, consists of the following:

(in thousands)	June 30, 2025	December 31, 2024

0.000% Senior Unsecured Convertible Notes due 2027	$498,668	$498,402
2.500% Senior Unsecured Convertible Notes due 2031	494,837	494,421
German Private Placement (2017 Schuldschein)	16,994	15,050
German Private Placement (2022 Schuldschein)	433,537	383,675
Total long-term debt	1,444,036	1,391,548
Less: Current portion	559,187	551,883(1)
Long-term portion	$884,849	$839,665(1)
(1) The December 31, 2024 balances for the current portion and long-term portion of debt have been revised to correct the classification of certain amounts. See Note 2.
The notes are all unsecured obligations that rank pari passu. No contingent conversion conditions were triggered as of June 30, 2025.

The principal amount, carrying amount and fair values of long-term debt instruments are summarized below:

	As of June 30, 2025
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair Value
(in thousands)				Amount	Leveling

Convertible Notes due 2027	$500,000	($1,332)	$498,668	$488,085	Level 1
Convertible Notes due 2031	500,000	(5,163)	494,837	531,610	Level 1
German Private Placement (2017 Schuldschein)	17,004	(10)	16,994	16,595	Level 2
German Private Placement (2022 Schuldschein)	433,989	(452)	433,537	427,793	Level 2
	$1,450,993	($6,957)	$1,444,036	$1,464,083

	As of December 31, 2024
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
(in thousands)				Amount	Leveling

Convertible Notes due 2027	$500,000	($1,598)	$498,402	$475,835	Level 1
Convertible Notes due 2031	500,000	(5,579)	494,421	511,150	Level 1
German Private Placement (2017 Schuldschein)	15,069	(19)	15,050	14,560	Level 2
German Private Placement (2022 Schuldschein)	384,393	(718)	383,675	380,180	Level 2
	$1,399,462	($7,914)	$1,391,548	$1,381,725

Interest expense related to the convertible notes for the three and six months ended June 30, 2025 and 2024 was comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024

Coupon interest	$3,854	$1,250	$6,979	$2,500
Amortization of original issuance discount	—	4,609	—	9,162
Amortization of debt issuance costs	341	393	683	784
Total interest expense related to the convertible notes	$4,195	$6,252	$7,662	$12,446

Convertible Notes due 2031
On September 10, 2024, we issued 2.50% convertible notes in an aggregate principal amount of $500.0 million with a maturity date of September 10, 2031 (2031 Notes). The 2031 Notes carry interest of 2.50% per annum payable semi-annually in arrears. The net proceeds of the 2031 Notes totaled $494.2 million, after debt issuance costs of $5.8 million. Debt issuance costs are amortized to interest expense over the term of the 2031 Notes. The effective interest rate of the 2031 Notes is 2.68%.
The 2031 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 3,124.3702 shares per $200,000 principal amount of notes (which represented an initial conversion price of $64.0129 per share, or 7.8 million underlying shares). In connection with the July 2025 dividend payment discussed in Note 13 "Equity," the conversion price per share was adjusted to $63.6890. At conversion, we will settle the 2031 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2031 Notes may be redeemed at the option of each noteholder at their principal amount on September 10, 2029 or in connection with a change of control or delisting event.
The 2031 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October 21, 2024 through March 9, 2031:
•if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or
•if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
•if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or
•if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.
The noteholders may convert their notes at any time, without condition, during the period beginning on March 10, 2031 and ending on the 45th business day prior to September 10, 2031.
No contingent conversion conditions were triggered for the 2031 Notes as of June 30, 2025 or December 31, 2024.
Convertible Notes due 2027
On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million.
The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Notes.

The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 2,477.65 shares per $200,000 principal amount of notes (which represents an initial conversion price of $80.7218 per share, or 6.2 million underlying shares). In connection with the July 2025 dividend payment discussed in Note 13 "Equity," the conversion price per share was adjusted to $80.3908. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2027 Notes may be redeemed at the option of each noteholder at their principal amount on December 17, 2025 or in connection with a change of control or delisting event.
The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after January 27, 2021 through June 16, 2027:
•if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on such trading day; or
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.
The noteholders may convert their notes at any time, without condition, during the period beginning June 17, 2027 and ending on the 45th business day prior to December 17, 2027.
No contingent conversion conditions were triggered for the 2027 Notes as of June 30, 2025 or December 31, 2024.
German Private Placement (2017 Schuldschein)
In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. The 2017 Schuldschein consisted of one U.S. dollar and several euro-denominated tranches. In June 2024, we repaid a total of $101.5 million at maturity for two tranches that matured. In October 2022, we repaid $153.0 million for four tranches that matured. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of June 30, 2025 totaled $0.8 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

The following table shows the last remaining tranche of the 2017 Schuldschein as of June 30, 2025 and December 31, 2024:

				Carrying value (in thousands) as of
Currency	Notional amount	Interest rate	Maturity	June 30, 2025	December 31, 2024

EUR	€14.5 million	Fixed 1.61%	June 2027	$16,994	$15,050
German Private Placement (2022 Schuldschein)
In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. The 2022 Schuldschein consists of only euro-denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of June 30, 2025 totaled $61.4 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.
A summary of the tranches as of June 30, 2025 and December 31, 2024 is as follows:

				Carrying value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	June 30, 2025	December 31, 2024

EUR	€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$60,519	$53,481
EUR	€62.0 million	Fixed 2.741%	July 2027	72,660	64,323
EUR	€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	34,572	30,605
EUR	€37.0 million	Fixed 3.044%	July 2029	43,341	38,371
EUR	€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	120,652	106,818
EUR	€9.5 million	Fixed 3.386%	July 2032	11,124	9,849
EUR	€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	8,782	7,776
EUR	€70.0 million	Fixed 3.04%	August 2035	81,887	72,452
				$433,537	$383,675
In July 2025, we repaid $60.2 million for the €51.5 million tranche at maturity.
Revolving Credit Facility
Our credit facilities available and undrawn at June 30, 2025 total €413.0 million (approximately $484.0 million). This includes a €400.0 million syndicated revolving credit facility expiring December 2029 (with two additional annual extension options) and two other lines of credit amounting to €13.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain non-financial covenants including, but not limited to, restrictions on the encumbrance of assets. We were in compliance with these covenants at June 30, 2025. The credit facilities are for general corporate purposes and no amounts were utilized at June 30, 2025.

9.Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest-bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of June 30, 2025, cash collateral positions consisted of $6.9 million recorded in accrued and other current liabilities and $34.4 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet. As of December 31, 2024, we had cash collateral positions consisting of $16.8 million recorded in accrued and other current liabilities and $3.2 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as a net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in both U.S. dollars and euros for a total amount of $331.1 million as described in Note 8 "Debt." Since then, all but one of the tranches was paid as described in Note 8 "Debt," and as of June 30, 2025, €14.5 million remains designated as a hedging instrument against a portion of our euro net investments in our foreign operations. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 8 "Debt" and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of June 30, 2025 and December 31, 2024 is $62.2 million and $10.7 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of June 30, 2025 and December 31, 2024.
Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of June 30, 2025 and December 31, 2024, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of June 30, 2025, we expect approximately $1.5 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the hedged item.
We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In September 2022, we entered into five new cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cash flow hedges. In November 2024, we settled these cross-currency interest rate swaps and we entered into eight new cross-currency interest rate swaps with various maturities through

2026 for a total notional amount of CHF 280.0 million which qualify for hedge accounting as cash flow hedges. In May 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2028 for a notional amount of CHF 70.0 million. We determined that no ineffectiveness exists related to these swaps. As of June 30, 2025 and December 31, 2024, interest receivables of $2.4 million and $3.2 million, respectively, are recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Call Options
Prior to 2024, we entered into Call Options which, along with the sale of the Warrants, represented the Call Spread Overlay entered into in connection with the 2024 cash convertible notes (2024 Notes). In these transactions, the Call Options were intended to address the equity price risk inherent in the cash conversion feature by offsetting cash payments in excess of the principal amount due upon any conversion of the 2024 Notes. Accordingly, the derivative is presented as either current or long-term based upon the classification of the related debt. The 2024 Notes were repaid at maturity in November 2024 and the Call Options expired unexercised.
Aside from the initial payment of premiums for the Call Options, we were not required to make any cash payments under the Call Options. We were, however, entitled to receive an amount of cash generally equal to the amount by which the market price per share of our common stock exceeded the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options was equal to the conversion price of the 2024 Notes.
The Call Options, for which our common stock was the underlying security, were derivative assets that required mark-to-market accounting treatment. The Call Options were measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy. The change in fair value was recognized immediately in our consolidated statements of income (loss) in other expense, net.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the 2024 Notes was separated from the 2024 Notes and accounted for as a derivative liability, with changes in fair value reported in our condensed consolidated statements of income (loss) in other expense, net until the cash conversion option expired. The embedded cash conversion option was measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy.
Because the terms of the 2024 Notes' embedded cash conversion option were substantially similar to those of the Call Options, discussed above, the effect on earnings from these two derivative instruments mostly offset each other.
Foreign Exchange Contracts
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $518.8 million at June 30, 2025, which expire at various dates through September 2025. At December 31, 2024, these arrangements had an aggregate notional value of $645.7 million, which expired at various dates through July 2025. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other expense, net.

Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments as of June 30, 2025 and December 31, 2024. The current assets are included in prepaid expenses and other current assets and the current liabilities are included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets. The long-term assets are included in other long-term assets and the long-term liabilities are included in other long-term liabilities in the accompanying condensed consolidated balance sheets.

	As of June 30, 2025		As of December 31, 2024
(in thousands)	Current asset	Long-term asset	Current asset	Long-term asset

Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	$—	$—	$17,843	$3,174

Undesignated derivative instruments
Foreign exchange forwards and options	14,772	—	5,761	—
Total derivative assets	$14,772	$—	$23,604	$3,174

	As of June 30, 2025		As of December 31, 2024
(in thousands)	Current liability	Long-term liability	Current liability	Long-term liability

Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	($27,723)	($11,496)	$—	$—

Undesignated derivative instruments
Foreign exchange forwards and options	(4,561)	—	(13,752)	—
Total derivative liabilities	($32,284)	($11,496)	($13,752)	$—
(1)The fair value amounts for the interest rate contracts do not include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the three- and six-month periods ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
(in thousands)	Other expense, net	Other expense, net	Other expense, net	Other expense, net

Total amounts presented in the Condensed Consolidated Statements of Income (Loss) in which the effects of cash flow and fair value hedges are recorded	($1,335)	($1,004)	($5,229)	($1,127)

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of gain (loss) reclassified from accumulated other comprehensive loss	$44,740	$352	$61,066	($50,723)
Amounts excluded from effectiveness testing	—	—	—	—

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Equity options	—	(23,444)	—	(24,821)
Cash convertible notes embedded cash conversion option	—	23,476	—	24,882
Foreign exchange forwards and options	8,426	(65)	14,090	3,131

Total gains (losses)	$53,166	$319	$75,156	($47,531)
10.Financial Instruments and Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
•Level 1. Observable inputs, such as quoted prices in active markets;
•Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
•Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025				As of December 31, 2024
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents	$424,189	$—	$—	$424,189	$399,917	$—	$—	$399,917
Non-marketable equity securities	—	—	5,192	5,192	—	—	4,283	4,283
Foreign exchange forwards and options	—	14,772	—	14,772	—	5,761	—	5,761
Interest rate contracts - cash flow hedge	—	—	—	—	—	21,017	—	21,017
Total financial assets	$424,189	$14,772	$5,192	$444,153	$399,917	$26,778	$4,283	$430,978
Liabilities:
Foreign exchange forwards and options	$—	($4,561)	$—	($4,561)	$—	($13,752)	$—	($13,752)
Interest rate contracts - cash flow hedge	—	(39,219)	—	(39,219)	—	—	—	—
Contingent consideration	—	—	(13,453)	(13,453)	—	—	(20,650)	(20,650)
Total financial liabilities	$—	($43,780)	($13,453)	($57,233)	$—	($13,752)	($20,650)	($34,402)
The carrying values of financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities.
Our assets and liabilities measured at fair value on a recurring basis consist of cash equivalents and short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk, derivative contracts to protect part of the net investments in foreign operations against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar, and derivative financial instruments entered into in connection with the 2024 Notes discussed in Note 9 "Derivatives and Hedging," which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy; and non-marketable equity securities remeasured as of June 30, 2025 and December 31, 2024 within Level 3 in the fair value hierarchy. There were no transfers between levels during the six months ended June 30, 2025.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common share price, the risk-free interest rate, and the implied volatility of our common shares.
Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met, such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (when applicable), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration and reflect any change in the accrual in the condensed consolidated statements of income (loss) in the line items commensurate with the underlying nature of the milestone arrangements.
Refer to Note 7 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the six-month periods ended June 30, 2025 and 2024. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the six-month periods ended June 30, 2025 and 2024:

(in thousands)	2025	2024

Balance at beginning of year	($20,650)	($18,359)
Additions	(4,603)	—
Changes in fair value	—	143
Payments	11,800	—
Balance at end of period	($13,453)	($18,216)
As of June 30, 2025, of the total of $13.5 million accrued for contingent consideration, $9.7 million is included in accrued and other current liabilities and $3.8 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet. During the six months ended June 30, 2025, cash payments for contingent consideration totaled $11.8 million and $4.6 million of additions is related to the acquisition of Genoox as further discussed in Note 3 "Acquisition."
The estimated fair value of long-term debt, as disclosed in Note 8 "Debt," was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.
The fair values of the financial instruments are presented in Note 8 and were determined as follows:
Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Convertible Notes due in 2027 and 2031.
German Private Placements: Fair value is based on an estimation using changes in the euro swap rates.
There were no adjustments in the three- and six-month periods ended June 30, 2025 and 2024 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.
11.Income Taxes
The quarterly provision for income taxes is based upon the estimated annual effective tax rate for the year, applied to the current period ordinary income before tax plus the tax effect of any discrete items. Our operating subsidiaries are exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements.
In the second quarters of 2025 and 2024, our effective tax rates were 24.1% and 17.9%, respectively. In the six months ended June 30, 2025 and 2024, our effective tax rates were 24.1% and 15.2%, respectively. Our effective tax rates in 2024 are lower primarily as a result of restructuring charges recorded in 2024 related to the 2024 Efficiency Program discussed in Note 16 "Exit Costs and Impairments." We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany interest income is nontaxable in Poland and in Dubai. However, the favorable tax effects of these financing arrangements are partially offset by the unfavorable impacts of the implementation of a Qualified Domestic Minimum Top-up Tax (QDMTT) in both Poland and the UAE, which imposes a 15% minimum tax.
We assess uncertain tax positions in accordance with ASC 740 Income Taxes. At June 30, 2025, our gross unrecognized tax benefits totaled approximately $126.3 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. However, various events could cause our current expectations to change in the future. While we believe our income tax contingencies are adequate, the final resolution of these issues, if unfavorable, could have a material impact on the consolidated financial statements. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are potentially open back to 2011 for income tax examinations by taxing authorities. Our subsidiaries, with few exceptions, are no longer open to income tax examinations by taxing authorities for years before 2020. Since 2022, the German group has been under audit for the 2017–2019 tax years and beginning in late 2023, the U.S. group is under audit for the 2014–2020 tax years.
As of June 30, 2025, residual Netherlands' income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free under the Dutch participation exemption.
12.Share-Based Compensation
Stock Units
Stock units represent rights to receive our common shares at a future date and include restricted stock units which are subject to time-based vesting only and performance stock units which include performance conditions in addition to time-based vesting. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
At June 30, 2025, there was $86.2 million remaining in unrecognized compensation expense, less estimated forfeitures, related to stock awards which will be recognized over a weighted-average period of 1.79 years.
Share-Based Compensation Expense
For the three- and six-month periods ended June 30, 2025 and 2024, share-based compensation expense was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024

Cost of sales	$1,317	$905	$2,722	$1,947
Research and development	1,924	1,901	3,899	4,618
Sales and marketing	2,512	2,530	5,788	5,978
General and administrative	5,004	4,776	10,687	11,400
Share-based compensation expense before taxes	10,757	10,112	23,096	23,943
Less: Income tax benefit	2,760	2,352	5,060	5,521
Share-based compensation expense, after tax	$7,997	$7,760	$18,036	$18,422

13.Equity
Dividend Declaration
On June 26, 2025 at the Annual General Meeting, shareholders of QIAGEN N.V. approved a cash dividend of $0.25 per common share with a record and ex-date of July 2, 2025 and a payment date of July 10, 2025. The total dividend payable of $54.2 million is accrued as of June 30, 2025.
2025 Synthetic Share Repurchase
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.24 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 36 existing common shares with a nominal value of EUR 1.24 each were consolidated into 35 new common shares with a nominal value of EUR 1.28 each. The third amendment was a reduction of the nominal value per common share from EUR 1.28 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $280.1 million was repaid to our shareholders and the outstanding number of common shares was reduced by 6.2 million, or 2.8%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity.
2024 Synthetic Share Repurchase
In January 2024, we completed a capital repayment program through a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.18 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 25 existing common shares with a nominal value of EUR 1.18 each were consolidated into 24.25 new common shares with a nominal value of EUR 1.22 each. The third amendment was a reduction of the nominal value per common share from EUR 1.22 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $292.1 million was repaid to our shareholders and the outstanding number of common shares was reduced by 6.8 million, or 3%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.8 million and were charged to equity.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of June 30, 2025 and December 31, 2024:

(in thousands)	June 30, 2025	December 31, 2024

Net unrealized loss on hedging contracts, net of tax	($60,734)	($9,818)
Net unrealized gain on pension, net of tax	282	282
Foreign currency effects from intercompany long-term investment transactions, net of tax benefits of $13.2 million in 2025 and 2024	(33,436)	(33,962)
Foreign currency translation adjustments	(293,776)	(431,041)
Accumulated other comprehensive loss	($387,664)	($474,539)

14.Earnings Per Common Share
We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised. Due to the net loss for the three- and six-month periods ended June 30, 2024, restricted stock units representing approximately 2.0 million and 2.4 million weighted-average number of common shares, respectively, were excluded from the computation of diluted net loss because the impact would have been antidilutive.
The following table for the three- and six-month periods ended June 30, 2025 and 2024 summarizes the information used to compute earnings (loss) per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share data)	2025	2024	2025	2024

Net income (loss)	$96,250	($183,460)	$187,008	($102,787)

Weighted average number of common shares used to compute basic earnings per common share	216,702	221,989	217,539	222,912
Dilutive effect of outstanding restricted stock units	1,481	—	1,647	—
Weighted average number of common shares used to compute diluted earnings per common share	218,183	221,989	219,186	222,912

Outstanding stock awards having no dilutive effect, not included in above calculation	200	2,133	100	2,435
Outstanding warrants having no dilutive effect, not included in above calculation	—	10,892	—	10,892

Basic earnings (loss) per common share	$0.44	($0.83)	$0.86	($0.46)
Diluted earnings (loss) per common share	$0.44	($0.83)	$0.85	($0.46)
For purposes of considering the 2027 Notes and the 2031 Notes, as discussed further in Note 8 "Debt," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes and the 2031 Notes were out of the money and anti-dilutive during the period from January 1, 2024 through June 30, 2025, they were excluded from the diluted earnings per common share calculations in 2024 and 2025.
During the three- and six-month periods ended June 30, 2024, warrants issued in connection with cash convertible notes were outstanding. All warrants expired unexercised during 2024 and were no longer outstanding as of December 31, 2024.

15.Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain revenue and operating result milestones. Milestone payments total $18.9 million, of which $10.9 million may be triggered by the end of 2025 and $8.0 million by the end of 2026. Based on the current estimate of potential milestone payments, $9.7 million is included in accrued and other current liabilities and $3.8 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet as of June 30, 2025. Refer to Note 10 "Financial Instruments and Fair Value Measurements" for changes in the contingent consideration liabilities.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. At the time product revenue is recognized, a provision for estimated future warranty costs is recorded in cost of sales based on historical experience. We periodically review the provision and adjust, if necessary, based on actual experience and estimated costs to be incurred. We believe our warranty reserves, which totaled $3.0 million and $2.8 million as of June 30, 2025 and December 31, 2024, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, we may be party to legal proceedings incidental to our business which may arise in the ordinary course and conduct of business as well as through acquisition. As of June 30, 2025, certain claims, lawsuits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. We are not party to any material legal proceeding as of the date of this report except for the matters listed below.
Patent Litigation
ArcherDX
In 2018, ArcherDX (a company which spun out as an independent company in conjunction with QIAGEN's acquisition of Enzymatics in 2015 and was later acquired by Invitae in 2021) and Massachusetts General Hospital (MGH) sued QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and remain accrued as of June 30, 2025 in other long-term liabilities in the accompanying condensed consolidated balance sheet. We filed an appeal in August 2023 after the verdict was entered.
Other litigation matters
For all other matters, no liabilities have been recorded as June 30, 2025. As of December 31, 2024, $0.2 million is accrued in accrued and other current liabilities. The estimated range of possible losses for these other matters as of June 30, 2025 is between zero and $4.2 million.
Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain. Any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.

16. Exit Costs and Impairments
Exit costs include employee-related costs (principally termination benefits) as well as contract and other costs, primarily contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts are known or can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Contract and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred.
2024 Efficiency Program
In June 2024, we commenced initiatives to improve the overall efficiency and profitability of the Company. Overall, the initiatives include activities to improve global efficiency through targeted measures to reduce hierarchies and drive increased digitalization and automation for improved resource allocation and profitable growth. The program is expected to be completed by the end of 2025.
The exit cost liability is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets as summarized in the following table:

(in thousands)	Employee-related costs	Exit and other costs	Total

Liability at December 31, 2024	$21,835	$11,457	$33,292
Costs in 2025	11,857	1,785	13,642
Release of excess accruals	(872)	(553)	(1,425)
Payments	(18,326)	(11,804)	(30,130)
Foreign currency translation adjustment	1,626	22	1,648
Liability at June 30, 2025	$16,120	$907	$17,027
Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and retention bonuses incurred during transition periods. Exit and other costs include contract termination costs, primarily with suppliers and professional service fees to support the program.

Classification and Type of Charge (in thousands)	Six Months Ended June 30, 2025	Cumulative charges since June 30, 2024

Cost of sales:
Exit and other costs	($219)	$23,997
Employee-related costs	3,847	12,051
	$3,628	$36,048

Restructuring, acquisition, integration and other, net:
Exit and other costs	$1,451	$17,817
Employee-related costs	7,138	29,139
	$8,589	$46,956
Total costs	$12,217	$83,004
Additional costs of approximately $10.0 million are expected to be incurred in the second half of 2025 primarily for employee-related and other exit costs.
One of the initiatives of the 2024 Efficiency Program was a comprehensive review of our product portfolio which resulted in the decision to phase out our NeuMoDx clinical PCR system considering the market development following the COVID-19 pandemic and changing customer needs for integrated PCR-based clinical molecular testing systems, and refocus resources and efforts on developing and commercializing other innovative solutions within our portfolio. In 2024, following an impairment test performed under ASC 360 Property, Plant and Equipment, $163.3 million of long-lived assets related to the NeuMoDx asset group were fully impaired. Outside of the NeuMoDx asset group, in 2024 as a result of actions taken in implementing the efficiency program, long-lived assets totaling $34.6 million, including property, plant and equipment and intangible assets, were impaired. Such impairments primarily related to software applications and platforms and related development projects which were abandoned and ceased to be used during 2024 and determined by management to have no alternative use or salvage value.
Following these initiatives, in the second half of 2024 we wrote-off a total of $93.5 million inventory. In the six months ended June 30, 2025, inventory write-offs totaled $9.0 million. Inventory write downs are recorded in cost of sales.

17. Segment Information
We manage our business activities on a consolidated basis and operate as a single operating segment, focusing on the development and distribution of sample and assay technologies in the molecular diagnostics and life sciences markets. We have a common basis of organization and the single operating segment reflects the way in which our Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), evaluates the Company’s financial performance, makes decisions with regards to business operations and allocates resources based on evaluations of QIAGEN as a whole.
We are a leader in molecular research and testing solutions, and our products and services are offered globally. Our product portfolio addresses a wide range of applications and is grouped into two main categories:
•Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services; and
•Instruments and related services, which include laboratory automation platforms, such as sample preparation systems, which streamline workflows in research and diagnostic labs.
Refer to Note 4 "Revenue" for disaggregation of revenue based on product type and product category.
The CODM assesses the performance of the Company using consolidated net income (loss) as the measure of segment profit or loss because it captures the financial impact of the Company’s operating and financing decisions as well as its tax obligations. This measure provides a holistic view of the Company’s profitability and is considered the most relevant metric for decision-making for the Company as a whole.
The CODM utilizes consolidated net income (loss) to make strategic decisions about:
•Investment Priorities: Determining the allocation of resources to growth initiatives, research and development or other key operational areas.
•Investment in Research and Development: Determining the appropriate level of funding for R&D initiatives to drive innovation and maintain the Company's competitive edge.
•Market Expansion: Assessing the financial viability of entering new markets or expanding in existing ones to foster growth.
•Cost Management: Evaluating the efficiency of current operations, identifying opportunities for cost optimization and improving operational efficiency across the organization.
•Capital Deployment: Assessing the Company’s ability to reinvest profits into the business or return value to shareholders through capital repayments, dividends or share repurchases.
The CODM reviews certain significant expense categories when evaluating the Company’s operational performance. These include adjusted costs of sales and the resulting adjusted gross profit and margin as well as adjusted operating expenses and the associated adjusted operating income (loss) and margin.

The following table presents selected financial information with respect to the Company’s single operating segment for the three- and six-month periods ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024

Net sales	$533,540	$496,347	$1,016,996	$955,143
Cost of sales:
Adjusted cost of sales	177,542	163,007	335,076	313,997
Other cost of sales (1)	21,712	298,576	38,953	315,393
Total cost of sales	199,254	461,583	374,029	629,390
Gross profit	334,286	34,764	642,967	325,753
Operating expenses:
Adjusted operating expenses	196,495	192,407	378,220	382,429
Other operating costs (1)	15,889	70,794	27,498	76,814
Total operating expenses	212,384	263,201	405,718	459,243
Income (loss) from operations	121,902	(228,437)	237,249	(133,490)
Total other income, net	4,919	4,986	9,121	12,329
Income (loss) before income tax expense	126,821	(223,451)	246,370	(121,161)
Income tax expense (benefit)	30,571	(39,991)	59,362	(18,374)
Net income (loss)	$96,250	($183,460)	$187,008	($102,787)
(1)Other costs include amortization of intangible assets acquired in business combinations and costs related to acquisitions, restructuring and integrations.
As QIAGEN N.V. operates as a single operating segment, the segment information disclosed aligns with the amounts presented in the accompanying consolidated financial statements.
The CODM does not review assets in evaluating results and therefore, such information is not presented for segment reporting. See the accompanying consolidated financial statements for other financial information regarding the Company’s operating segment.
Geographical Information
Net sales are attributed to countries based on the location of the customer. Intercompany sales are excluded from consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $5.0 million and $10.6 million in the three- and six-month periods ended June 30, 2025, respectively, and net sales of $4.7 million and $9.5 million in the three- and six-month periods ended June 30, 2024. These amounts are included in the line item Europe, Middle East and Africa in the table below.
Net sales by geographical location for three- and six-month periods ended June 30, 2025 and 2024 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2025	2024	2025	2024

Americas:
United States	$260,490	$239,582	$493,287	$455,837
Other Americas	20,285	22,188	41,467	39,688
Total Americas	280,775	261,770	534,754	495,525
Europe, Middle East and Africa	179,302	158,885	339,947	311,679
Asia Pacific, Japan and Rest of World	73,463	75,692	142,295	147,939
Total net sales	$533,540	$496,347	$1,016,996	$955,143
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe in the table below, reported long-lived assets of $0.8 million and $0.7 million as of June 30, 2025 and December 31, 2024, respectively.
Long-lived assets by geographical location as of June 30, 2025 and December 31, 2024 are as follows:

(in thousands)	June 30, 2025	December 31, 2024

Americas:
United States	$148,578	$143,894
Other Americas	2,559	2,122
Total Americas	151,137	146,016
Europe, Middle East and Africa:
Germany	632,161	526,251
Other Europe, Middle East and Africa	75,468	64,714
Total Europe, Middle East and Africa	707,629	590,965
Asia Pacific, Japan and Rest of World	16,183	16,630
Total long-lived assets	$874,949	$753,611
Accounting Policies
The accounting policies used to prepare segment information are consistent with those used in the preparation of the Company’s accompanying consolidated financial statements in accordance with U.S. GAAP.

18. Subsequent Events
In July 2025, we paid $54.2 million for the cash dividend as disclosed in Note 13 "Equity" and we repaid $60.2 million of long-term debt at maturity as discussed in Note 8 "Debt".

Operating and Financial Review and Prospects
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Forward-looking statements include but are not limited to, statements that relate to our future revenue, margins, costs, operating expenses, tax expenses, earnings, profitability, demand, levels of research and development, growth and expansion, the success of our marketing and sales efforts, the expected benefits and other statements relating to acquisitions and business combinations, the expected benefits and other statements relating to the 2024 Efficiency Program, including the expected size, make-up and timing of the restructuring charge, costs associated with licensing, information technology and cyber security, the timing and costs associated with marketing and regulatory approvals for our products, market performance of our stock, our adoption of newly issued accounting guidance, and the sufficiency of financial resources to fund planned operations and expansion. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistics and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and rising interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises, and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. For further information, refer to the more specific risks and uncertainties discussed under "Risks and Risk Management" in our Annual Report on Form 20-F for the year ended December 31, 2024.
Results of Operations
Selected Operating Performance
•Total net sales rose 7% in the second quarter of 2025 to $533.5 million compared to $496.3 million in the year-ago period, with net sales in the six months ended June 30, 2025 totaling $1.02 billion compared to $955.1 million in 2024.
•The operating income margin of 22.8% and 23.3% for the three and six months ended June 30, 2025, respectively, mark an increase from -46.0% and -14.0% in the year-ago periods, respectively. While the 2024 operating income margin included the impact of the 2024 efficiency program discussed in Note 16 "Exit Costs and Impairments," the improvement in operating income margin also reflects a reduction in operating expenses compared to the second quarter and first half of 2024, driven by broad efficiency improvements that facilitated reinvestments into growth initiatives.

•Net cash provided by operating activities remained largely unchanged, increasing slightly to $301.2 million in the first half of 2025 from $299.7 million in the year-ago period.
Three- and Six-Month Periods Ended June 30, 2025 compared to Three- and Six-Month Periods Ended June 30, 2024
Net Sales
In the tables presented below, results may not sum and percentages may not recalculate due to rounding.

Product type	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Consumables and related revenues	$476.3	$442.4	+8%	$911.4	$851.7	+7%
Instruments	57.2	53.9	+6%	105.6	103.4	+2%
Net sales	$533.5	$496.3	+7%	$1,017.0	$955.1	+6%

Product group	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Sample technologies	$166.4	$163.7	+2%	$316.3	$318.4	-1%
Diagnostic solutions	206.4	184.7	+12%	393.0	355.1	+11%
PCR / Nucleic acid amplification	79.8	76.1	+5%	155.9	143.7	+9%
Genomics / NGS	59.0	58.3	+1%	112.2	113.1	-1%
Other	21.9	13.6	+61%	39.6	24.9	+59%
Net sales	$533.5	$496.3	+7%	$1,017.0	$955.1	+6%
Sample technologies involve the sale of consumable kits and instruments for use in obtaining DNA, RNA and proteins from biological samples. While this product group rose 2% for the three months ended June 30, 2025, sales for the six months ended June 30, 2025 declined 1%, reflecting lower demand for manual kits while instrument sales remained steady compared to the year-ago period. Sales of sample technologies were impacted by favorable currency movements against the U.S. dollar by two percentage points in the three months ended June 30, 2025.
Diagnostic solutions involve the sale of regulated consumable kits and instruments for use in clinical healthcare, as well as revenues from our Precision Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group grew 12% and 11% in the three and six months ended June 30, 2025, respectively, compared to the year-ago period, driven by solid gains in consumables sales while instrument sales remained stable compared to the year-ago period. QIAstat-Dx led the performance with sales rising 45% and 40% in the second quarter and first half of 2025, respectively, on solid growth in all regions and on placements well above the goal of at least 150 systems per quarter. QuantiFERON-TB test for latent tuberculosis (TB) detection delivered a 12% and 13% increase in sales for the three and six months ended June 30, 2025, respectively, supported by sustained conversion trends from the skin test in the EMEA and Americas region and enhanced by underlying test market expansion. Sales of diagnostic solutions were impacted by favorable currency movements against the U.S. dollar by one percentage point in the three months ended June 30, 2025.
PCR / Nucleic acid amplification involves consumable kits used in non-regulated applications. Overall product group sales growth of 5% and 9% in the three and six months ended June 30, 2025, respectively, over the same period in 2024, was driven by strong demand for consumables, particularly in the QIAcuity digital PCR systems.

QIAcuity instrument placements in the second quarter were above the level of the first quarter of 2025, but slightly below year-ago trends due to cautious capital spending among Life Sciences customers. Other PCR consumables showed higher sales levels compared to the year-ago period. Sales in this product group were impacted by favorable currency movements against the U.S. dollar by two percentage points in the three months ended June 30, 2025 and less than one percentage point in the six months ended June 30, 2025.
Genomics / NGS involves our portfolio of universal solutions as well as the full QIAGEN Digital Insights portfolio. Sales in the three months ended June 30, 2025 rose 1% while slightly declined at 1% in the six months ended June 30, 2025, driven by lower sales of functional NGS consumables and services. These declines more than offset the growth from the QIAGEN Digital Insights (QDI) bioinformatics business and the universal NGS consumables portfolio. QDI showed strong growth trends in Clinical bioinformatics applications. Sales in this product group were impacted by favorable currency movements against the U.S. dollar by less than one percentage point in the three months ended June 30, 2025.

Geographic region	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Americas	$280.8	$261.8	+7%	$534.8	$495.5	+8%
Europe, Middle East and Africa	179.3	158.9	+13%	339.9	311.7	+9%
Asia Pacific, Japan and Rest of World	73.5	75.7	-3%	142.3	147.9	-4%
Net sales	$533.5	$496.3	+7%	$1,017.0	$955.1	+6%
Net sales in the Americas region increased 7% and 8% in the second quarter and first half of 2025, respectively, reflecting higher sales in consumables. Results include improving demand for QuantiFERON, QIAstat-Dx and QIAcuity consumables in the region.
Net sales in the Europe, Middle East and Africa (EMEA) region in the three and six months ended June 30, 2025 were 13% and 9%, respectively, compared to respective year-ago periods driven by results in Germany, France, Italy and Turkey.
Net sales in the Asia Pacific, Japan and Rest of World region declined 3% and 4% in the three and six months ended June 30, 2025, respectively, compared to the year-ago periods, reflecting challenging macro demand trends in China over the year-ago period despite the higher sales in Japan, India and Singapore.
Gross Profit

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Gross profit	$334.3	$34.8	+862%	$643.0	$325.8	+97%
Gross margin	62.7%	7.0%		63.2%	34.1%
The gross margin in the three months ended June 30, 2025 reflects changes in individual product sales and mix. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels between periods can cause changes in gross profit between periods. In the three and six months ended June 30, 2025, the gross margin absorbed the negative impact of new tariffs. In the three and six months ended June 30, 2024, gross margin was impacted by inventory write offs and impairments recorded in connection with the 2024 restructuring program discussed in Note 16 "Exit Costs and Impairments."

Sales and Marketing

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Sales and marketing	$118.1	$114.7	+3%	$224.4	$225.8	-1%
% of net sales	22.1%	23.1%		22.1%	23.6%
Sales and marketing expenses increased by 3% in the three months ended June 30, 2025 and decreased 1% in the six month ended June 30, 2025 compared to the respective prior year periods. The fluctuation in sales and marketing expenses primarily reflects freight and other supply chain costs while including an unfavorable currency exchange impact of $3.3 million and $1.3 million in the three and six months ended June 30, 2025, respectively. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. The increased use of digital customer engagement continues to build on the new habits of customers and enhance customer engagement with a focus on greater efficiency and effectiveness.
Research and Development

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Research and development	$47.8	$49.1	-3%	$91.5	$100.4	-9%
% of net sales	8.9%	9.9%		9.0%	10.5%
Research and development expense decreased by 3% and 9% during the three and six months ended June 30, 2025, respectively, compared to the prior year periods. The overall decrease in research and development expense in the three and six months ended June 30, 2025 reflects the June 2024 decision to discontinue the NeuMoDx system as well as unfavorable currency exchange impact of $2.4 million and $1.6 million, respectively. We continue to focus on investments targeted to drive sustainable growth. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
General and Administrative

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

General and administrative	$30.6	$28.6	+7%	$62.3	$56.2	+11%
% of net sales	5.7%	5.8%		6.1%	5.9%
General and administrative expenses increased 7% and 11% during the three and six months ended June 30, 2025, respectively, compared to the prior year period. This result reflects efficiency gains across many administrative functions offset by investments into our information technology systems (including an upgrade of the SAP enterprise resource planning system) and into cyber security measures. General and administrative costs include unfavorable currency impact of $2.0 million and $1.7 million in the three and six months ended June 30, 2025, respectively. In the future, we expect to incur higher costs due to higher licensing and information technology costs as well as increased cyber security costs.

Acquisition-Related Intangible Amortization

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Acquisition-related intangible amortization	$1.8	$2.7	-33%	$3.6	$5.4	-34%
% of net sales	0.3%	0.5%		0.4%	0.6%
Amortization expenses related to acquisition-related intangibles decreased by 33% and 34% during the three and six months ended June 30, 2025, respectively, compared to the prior year periods. Compared to the year-ago period, amortization expense on acquisition-related intangibles within operating expense decreased following the full amortization of assets previously acquired. Amortization expense related to developed technology and patent and license rights acquired in business combinations are included in cost of sales. Amortization of trademarks and customer base acquired in business combinations are recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in business combinations are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset. The decrease in expense reflects the impairment of acquired intangible assets in connection with the 2024 Efficiency Program discussed in Note 16 "Exit Costs and Impairments." Our acquisition-related intangible amortization recorded in operating expenses may increase in the event of future acquisitions.
Restructuring, Acquisition, Integration and Other, net

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Restructuring, acquisition, integration and other, net	$14.1	$68.1	-79%	$23.9	$71.4	-67%
% of net sales	2.6%	13.7%		2.3%	7.5%
Restructuring, acquisition, integration and other, net in the three and six months ended June 30, 2025 included $8.6 million of charges related to the 2024 Efficiency Program, as described in Note 16 "Exit Costs and Impairments." In addition, we expect to incur additional restructuring costs in 2025 as discussed in Note 16.
Other Income (Expense), net

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Interest income	$13.9	$16.9	-18%	$29.2	$34.7	-16%
Interest expense	(7.6)	(10.9)	-30%	(14.9)	(21.2)	-30%
Other expense, net	(1.3)	(1.0)		(5.2)	(1.1)
Total other income, net	$4.9	$5.0		$9.1	$12.3
Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 9 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The decrease in the three and six months ended June 30, 2025 compared to the year-ago periods is attributable to changing interest rates and the duration and level of short-term investments held during the period.
Interest expense primarily relates to debt, discussed in Note 8 "Debt" in the accompanying notes to the condensed consolidated financial statements. The decrease in the three and six months ended June 30, 2025 compared to the prior year periods reflects the repayment of two tranches of 2017 Schuldschein in June 2024 and the repayment of the 2024 Notes that matured in November 2024. Interest expense was also lowered by capitalized interest associated with assets under construction.

For the three months ended June 30, 2025, other expense, net includes $2.6 million loss on foreign currency transactions partially offset by $1.3 million income from equity method investments. For the three months ended June 30, 2024, other expense, net includes $1.4 million loss on foreign currency transactions partially offset by $0.7 million of income from equity method investments.
For the six months ended June 30, 2025, other expense, net includes $3.9 million loss on foreign currency transactions, $2.5 million of investment impairment as further discussed in Note 7 "Investments," partially offset by $1.2 million income from equity method investments. For the six months ended June 30, 2024, other expense, net includes $2.9 million loss of foreign currency transactions partially offset by $1.8 million of income from equity method investments.
Provision for Income Taxes

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions)	2025	2024	% change	2025	2024	% change

Income (loss) before income tax expense (benefit)	$126.8	($223.5)	-157%	$246.4	($121.2)	-303%
Income tax expense (benefit)	30.6	(40.0)	-176%	59.4	(18.4)	-423%
Net income (loss)	$96.3	($183.5)		$187.0	($102.8)

Effective tax rate	24.1%	17.9%		24.1%	15.2%
Our effective tax rate differs from the Netherlands statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two), with certain aspects of Pillar Two effective January 1, 2024 and other aspects effective January 1, 2025. The Netherlands formally enacted the Pillar Two legislation into domestic law and in 2025, we are subject to the top-up tax in relation to our operations in Dubai (United Arab Emirates) and Poland.
Our effective tax rates in 2024 are lower primarily as a result of restructuring charges recorded in 2024 related to the 2024 Efficiency Program discussed in Note 16 "Exit Costs and Impairments." We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany interest income is nontaxable in Poland, beginning the first quarter of 2024, and in Dubai. However, the favorable tax effects of these financing arrangements are partially offset by the unfavorable impacts of the 2025 implementation of a Qualified Domestic Minimum Top-up Tax (QDMTT) in both Poland and the UAE, which imposes a 15% minimum tax.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in "Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility and adversely affect our results of operations" under "Risks and Risk Management" in the Annual Report on Form 20-F for the year ended December 31, 2024.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions.

(in millions)	June 30, 2025	December 31, 2024

Cash and cash equivalents	$733.8	$663.6
Short-term investments	220.0	489.4
Total cash and cash equivalents and short-term investments	$953.8	$1,153.0

Working capital (current assets less current liabilities)	$690.7	$917.8(1)
(1) The December 31, 2024 balance for the current portion of long-term debt has been revised to correct the classification. See Note 2.
Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet anticipated local working capital needs. At June 30, 2025, cash and cash equivalents totaled $733.8 million having increased by $70.3 million from December 31, 2024, primarily as a result of net cash provided by operating activities of $301.2 million and net cash provided by investing activities of $78.1 million, partially offset by net cash used in financing activities of $314.7 million as discussed in the Cash Flow Summary below.
Cash Flow Summary

	Six Months Ended June 30,
(in millions)	2025	2024

Net cash provided by operating activities	$301.2	$299.7
Net cash provided by (used in) investing activities	78.1	(11.4)
Net cash used in financing activities	(314.7)	(419.5)
Effect of exchange rate changes on cash and cash equivalents	5.7	(3.3)
Net increase (decrease) in cash and cash equivalents	$70.3	($134.4)
Operating Activities
For the six months ended June 30, 2025 and June 30, 2024, we generated net cash from operating activities of $301.2 million and $299.7 million, respectively. While net income was $187.0 million for the six months ended June 30, 2025, non-cash components in income included $93.4 million of depreciation and amortization, $23.1 million of share-based compensation expense and $2.5 million of non-cash impairments due to impairment of an equity method investment as further discussed in Note 7 "Investments." The increase in net cash provided by operating activities in the first half of 2025 as compared to the same period in 2024 primarily reflects reduced working capital requirements, including improved accounts receivable trends and reduced days in inventory. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors could have an impact on our liquidity.
Investing Activities
$78.1 million of cash was provided by investing activities during the six months ended June 30, 2025 compared to $11.4 million of cash used in investing activities for the same period in 2024. Cash provided by investing activities includes $402.1 million from the sale of short-term investments, partially offset by $134.7 million of purchases of short-term investments and $84.1 million paid for purchases of property, plant and equipment, $66.6 million net cash paid for the acquisition of Genoox and $36.0 million received from our derivative counterparties in connection with cash we had provided to collateralize our derivative liabilities with them. Cash provided in investing activities during the six months ended June 30, 2024 included $287.9 million from the sale of short-term investments and $36.7 million returned to us from our derivative counterparties in connection with cash we had provided to collateralize our derivative liabilities with them, mostly offset by $257.1 million in purchases of short-term investments, $74.8 million paid for purchases of property, plant and equipment and $2.5 million for the purchases of intangible assets.
Financing Activities
Net cash used in financing activities totaled $314.7 million for the six months ended June 30, 2025 and includes $280.1 million for the capital repayment made as part of 2025 synthetic share repurchase discussed in Note 13 "Equity," $15.2 million paid in connection with net share settlements for tax withholdings related to the vesting of stock awards, $9.9 million paid to our derivative counterparties to collateralize derivative assets that we hold with them and $9.2 million cash paid for contingent consideration. Net cash used in financing activities was $419.5 million for the six months ended June 30, 2024, and includes a net $292.1 million capital repayment made as part of a synthetic share repurchase, $101.5 million repayment of long-term debt and $27.0 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards, partially offset by $2.1 million received from our derivative counterparties to collateralize derivative assets that we hold with them.
Other Factors Affecting Liquidity and Capital Resources
As of June 30, 2025, we carry a total of $1.4 billion of long-term debt, of which $559.2 million is current and $884.8 million is long-term.
In June 2025, our shareholders approved a cash dividend totaling $54.2 million which was paid in July 2025 as further discussed in Note 13 "Equity."
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. $280.1 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 2.8% to 217.7 million (of which 1.6 million are held in Treasury Shares) as of January 31, 2025.
In December 2024, we renewed the €400.0 million syndicated revolving credit facility with a tenor of five years, and with the ability to be extended twice by a one-year period. No amounts were utilized as of June 30, 2025. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The interest rate is subject to our leverage ratio. We have additional credit lines totaling €13.0 million with no expiration date. None of these credit lines were utilized as of June 30, 2025.
In September 2024, we issued $500.0 million aggregate principal amount of 2.5% coupon Convertible Notes due 2031 (2031 Notes). The 2031 Notes will mature on September 10, 2031 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 3%.
In July and August 2022, we completed another German private placement bond (2022 Schuldschein), which was issued in several tranches totaling €370.0 million due in various periods through 2032 as described more fully in Note 8 "Debt." The interest rate is linked to our environmental, social and governance (ESG) performance. As of June 30, 2025, a total of $433.5 million is outstanding, of which $60.2 million was repaid in July 2025 at maturity.
In December 2020, we issued $500.0 million aggregate principal amount of zero coupon Convertible Notes due 2027 (2027 Notes). The 2027 Notes will mature on December 17, 2027 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes due 2024 (2024 Notes) which were due and repaid in November 2024.
In 2017, we completed a German private placement (2017 Schuldschein) consisting of various tranches denominated in either U.S. dollars or euro at either floating or fixed rates and due at various dates through June 2027. As of June 30, 2025, a total of $17.0 million is outstanding.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $18.9 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 15 "Commitments and Contingencies."
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities, and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management strategy is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure discussed in "Quantitative and Qualitative Disclosures About Market Risk" in the Annual Report on Form 20-F for the year ended December 31, 2024.
Foreign Currency Risk
QIAGEN’s functional currency is the U.S. dollar and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). Foreign currency transactions in the three- and six-month periods ended June 30, 2025 resulted in net losses of $2.6 million and $3.9 million, respectively, compared to net losses of $1.4 million and $2.9 million, respectively, in the same periods of 2024 and are included in other expense, net.
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps. At June 30, 2025, we were party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $518.8 million which expire at various dates through September 2025. Additional information on our foreign exchange contracts is included in Note 9 "Derivatives and Hedging."
We are exposed to currency risks from foreign exchange contracts. If each of the respective currency pairs for derivatives which do not qualify for hedge accounting varied from the rates used for the preparation of the condensed consolidated financial statements, this would have had an effect which would have been almost fully off-set by corresponding valuation adjustments in the positions which economically had been hedged by these foreign exchange derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.

Interest Rate Risk
We are exposed to interest rate risk on our short-term investments and our debt. This exposure is managed in the aggregate with a focus on immediate and intermediate liquidity needs.
Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $4.1 million.
At June 30, 2025, we have $1.4 billion in current and long-term debt, of which $224.5 million is floating rate debt. We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. At June 30, 2025, we are party to cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million under which we exchange, at specified intervals, the difference between the euro and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon euro and USD notional principal amounts. Also at June 30, 2025, we are party to cross-currency interest rate swaps through 2028 for a total notional amount of CHF 280.0 million under which we exchange, at specified intervals, the difference between the CHF and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon CHF and USD notional principal amounts. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $0.6 million.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 9 "Derivatives and Hedging" to the accompanying condensed consolidated financial statements.
Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 "Basis of Presentation and Accounting Policies" in the accompanying condensed consolidated financial statements.
Application of Critical Accounting Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting estimates, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Our critical accounting estimates are those related to income taxes, share-based compensation, acquisitions, amortized intangible assets, and fair value measurements.
Our critical accounting estimates are discussed further in our Annual Report on Form 20-F for the year ended December 31, 2024. Actual results in these areas could differ from management’s estimates.
Off-Balance Sheet Arrangements
We did not use special purpose entities and did not have off-balance-sheet financing arrangements as of June 30, 2025 and December 31, 2024.

Legal Proceedings
For information on legal proceedings, see Note 15 "Commitments and Contingencies" to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
Risk Factors
Material risks that may affect our results of operations and financial position appear under "Risks and Risk Management" in our Annual Report on Form 20-F for the year ended December 31, 2024. There have been no material changes from the risk factors disclosed in our Form 20-F.
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